SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                           New York Health Care, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    649487204
                                    ---------
                                 (CUSIP Number)

                                 David Polonitza
                     2550 Nelsonville Road, Boston, KY 40107
                                 (502) 460-3141
         (Name, Address and Telephone Number of the Person Authorized to
                       Receive Notices and Communications)

                               SEPTEMBER 25, 2008
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649487204                  Schedule 13D                   Page 2 of 12

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     David and Rebecka Polonitza Jt Ten
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,170,466
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,170,466
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,170,466
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.49%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 649487204                  Schedule 13D                   Page 3 of 12

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Kirk Anderson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    120,385
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           120,385
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     120,385
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.35%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 649487204                  Schedule 13D                   Page 4 of 12

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Richard and Greta Polonitza Jt Ten
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    84,391
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           84,391
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     84,391
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 649487204                  Schedule 13D                   Page 5 of 12

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Ramero Roldan
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    206,500
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           206,500
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     206,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.62%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 649487204                  Schedule 13D                   Page 6 of 12

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Phyllis Anderson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    210,372
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           210,372
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,372
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.62%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 649487204                  Schedule 13D                   Page 7 of 12

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Benjamin Polonitza
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,400
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,400
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 649487204                  Schedule 13D                   Page 8 of 12

Item 1. Security and Issuer

This Statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of New York Health Care, Inc., a New York corporation (the "Issuer" or "New York Health Care, Inc"). The Issuer's principal executive offices of the Company is 1850 McDonald Avenue, Brooklyn, New York 11223.

Item 2. Identity and Background

(a)-(c), (f)

This Statement on Schedule 13D is being jointly filed by David Polonitza ("Mr.
D. Polonitza"), Rebecka Polonitza ("Mrs. R. Polonitza") Kirk Anderson ("Mr. Anderson"), Paul Kim ("Mr. Kim"), Richard Polonitza ("Mr. R. Polonitza"), Greta Polonitza ("Mrs. G. Polonitza"), Ramero Roldan ("Mr. Roldan"), Phyllis Anderson ("Mrs. Anderson"), and Benjamin Polonitza ("Mr. B. Polonitza") (each a "Reporting Person" and, collectively, the "Reporting Persons" or "The Polonitza Group").

David Polonitza and Rebecka Polonitza - Mr. D. Polonitza and Mrs. R. Polonitza's current address is 2550 Nelsonville Road, Boston, Kentucky 40107. Mr. D. Polonitza is a Captain in the United States Army and has been a member of the military since 2002. Mr. D. Polonitza's current business address is 5935 Alcase Street, Fort Knox, Kentucky 40121. Mr. D. Polonitza is the son of Mr. R. and Mrs. G. Polonitza and brother of Mr. B. Polonitza. Mrs. R. Polonitza is currently enrolled at the University of Louisville, Oppenheimer Hall, Louisville, KY 40292. Mr. D. Polonitza and Mrs. R. Polonitza are citizens of the United States

Kirk Anderson - Mr. Anderson's current business address is 9914 West Military Drive #1323, San Antonio, Texas, 78251. Mr. Anderson is a self-employed Network Engineering Consultant. Mr. Anderson is the son of Mrs. Anderson. Mr. Anderson is a citizen of the United States.

Richard Polonitza and Greta Polonitza - Mr. R. Polonitza and Mrs. G. Polonitza's current address is 23 Retford Avenue, Cranford, New Jersey, 07016. Mr. R. Polonitza is retired. Mrs. G. Polonitza's principal occupation is as teacher at Herbert Hoover Middle School, 174 Jackson Ave., Edison NJ 08837. Mr. R. Polonitza and Mrs. G. Polonitza are the parents of Mr. D. Polonitza and Mr. B. Polonitza. Mr. R. Polonitza and Mrs. G. Polonitza are citizens of the United States.

Phyllis Anderson - Mrs. Anderson's current address is 2302 Blanton Drive, San Antonio, TX 78209. Mrs. Anderson's is a substitute teacher primarily at St. Andrews School, 722 Robinhood Place, San Antonio, TX 78209. Mrs. Anderson is the mother of Mr. Anderson. Mrs. Anderson is a citizen of the United States.

Ramero Roldan - Mr. Roldan's current address is 420 Elmington Avenue, APT 1220, Nashville, TN 37205. Mr. Roldan's principle occupation is an analyst of the Asurion Corporation. Mr. Roldan's principal business address is 648 Grassmere Park, Suite 300, Nashville, TN 37211. Mr. Roldan is a citizen of the United States.

Mr. Benjamin Polonitza - Mr. B. Polonitza's current address is 23 Retford Avenue, Cranford, New Jersey, 07016. Mr. B. Polonitza is

CUSIP No. 649487204                  Schedule 13D                   Page 9 of 12

currently a student enrolled at Rutgers University, 57 US Highway 1, New Brunswick, New Jersey, 08901. Mr. B. Polonitza is the son of Mr. R. and Mrs. G. Polonitza and brother of Mr. D. Polonitza. Mr. B. Polonitza is a citizen of the United States.

(d)-(e)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Each Reporting Person acquired his or her Common Stock currently held in either a personal account of IRAs with personal funds. None of the securities have now or ever been pledged for any loans nor used for other margin purposes. The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $171,929.

Item 4. Purpose of Transaction.

The Shares were acquired for investment purposes. However, The Reporting Persons intend to evaluate the business prospects of the Issuer, as well as its present and future intentions. In connection with such evaluation, the Reporting Persons anticipate that they may in the future make suggestions and potentially have discussions and other communications with the Issuer's management and possibly other stockholders regarding matters in order to enhance the value of the investment in the Issuer's Common Stock through one of the following alternatives, but not limited to: a sale of the Issuer's stake in BioBalance LLC, a spinoff of the Issuer's 66-2/3% BioBalance LLC to existing shareholders in conjunction with a rights offering for BioBalance LLC shareholders, the halting of addition funding by New York Health Care, Inc. to BioBalance LLC if a strategic partner or investor is not found.

The Reporting Persons also intend to examine the past and present relationship of members of the Issuer's board of directors and Mr. Yitzchok Grossman ("Mr. Grossman"). Mr. Grossman is currently a 33-1/3% beneficial owner and paid consultant of BioBalance LLC, as set forth in the Form 10-Q and related documents filed by the Issuer with the Securities and Exchange Commission ("SEC") on August 14, 2008. It is the Reporting Persons' opinion that Mr. Grossman's continued involvement with BioBalance LLC and the Issuer could create future obstacles in obtaining a suitable strategic partner or investor in BioBalance LLC due to Mr. Grossman's past legal troubles, which were cited in November 26, 2003 press release issued by the Issuer and later documented within a December 11, 2003 8-K filing with the SEC by the Issuer.

CUSIP No. 649487204                  Schedule 13D                  Page 10 of 12

The Reporting Persons, individually or collectively, may request representation on the board of directors, seek to participate in, and influence the outcome of the Shareholders Meeting, including recommending or nominating a partial or entire slate of directors and participating in any proxy solicitation for the Shareholders Meeting. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or the Shares. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

The Reporting Persons may effect transactions that would change the number of shares they may be deemed to own beneficially.

Except as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions described in
Item 4(a)-(j).

Item 5. Interest in Securities of the Issuer.

(a)-(b). As of September 25th 2008, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:


                       Aggregate          Number of Shares:      Number of Shares:
     Reporting         Number of         Sole Power to Vote       Shared Power to        Percentage*
       Person           Shares               or Dispose           Vote or Dispose        Approximate
----------------------------------------------------------------------------------------------------
David and Rebecka
     Polonitza         1,170,466              1,170,466                 0                   3.49%
----------------------------------------------------------------------------------------------------
   Kirk Anderson         120,385                120,385                 0                   0.35%
----------------------------------------------------------------------------------------------------
 Richard and Greta
     Polonitza            84,391                 84,391                 0                   0.25%
----------------------------------------------------------------------------------------------------
   Ramero Roldan         206,500                206,500                 0                   0.62%
----------------------------------------------------------------------------------------------------
  Phyllis Anderson       210,372                210,372                 0                   0.62%
----------------------------------------------------------------------------------------------------
 Benjamin Polonitza        1,400                  1,400                 0                   0.00%
----------------------------------------------------------------------------------------------------
       Total           1,793,514              1,793,514                 0                   5.34%
----------------------------------------------------------------------------------------------------

*Based on 33,536,767 shares of Common Stock, Par Value $0.01 per share, outstanding pursuant to the Issuer's Form 10Q filed with the Securities and Exchange Commission on August 14, 2008, for the quarter ended June 30, 2008.

CUSIP No. 649487204                  Schedule 13D                  Page 11 of 12


The Reporting Persons have verbally agreed and intend to vote any proxies or act on any shareholder matters as one group. No member of the group has the power or right to vote or dispose of the shares of any other member of the group.


c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All transactions were made in the open market.


             Transactions in Common Stock Within the Past Sixty Days

                            Date of         Number of Shares of
      Party             Purchase/ Sale        the Common Stock        Buy/Sell        Price Per Share
Mr. D. and
Mrs. R. Polonitza        9/3/2008              100000                  Buy               $0.08
                         9/3/2008               46063                  Buy               $0.08
                         9/8/2008               30000                  Buy               $0.07
                         9/8/2008               25000                  Buy               $0.07
                         9/8/2008               13887                  Buy               $0.08
                         9/8/2008                5000                  Buy               $0.08
                         9/8/2008               71000                  Buy               $0.08
                         9/9/2008               40000                  Buy               $0.07
                         9/10/2008              95000                  Buy               $0.07
                         9/10/2008              50000                  Buy               $0.07
                         9/11/2008              21965                  Buy               $0.07
                         9/12/2008              42000                  Buy              $0.075
                         9/12/2008              26000                  Buy              $0.075
                         9/12/2008               5000                  Buy              $0.075
                         9/16/2008              23000                  Buy              $0.065
Mr. Anderson             9/23/2008               1400                  Buy              $0.065
Mr. D. and
Mrs. R. Polonitza        9/23/2008                600                  Buy              $0.065

Mr. R. and
Mrs. G. Polonitza        9/23/2008              45000                  Buy              $0.065
Mr. R. and
Mrs. G. Polonitza        9/24/2008               1576                  Buy              $0.075


(d) No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4, above, and the Reporting Persons' verbal agreement to work together as a group as discussed herein and the Joint Filing Agreement among and between the Reporting Persons (filed

CUSIP No. 649487204                  Schedule 13D                  Page 12 of 12

herewith), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


Item 7. Materials To Be Filed As Exhibits


The following documents are filed as exhibits hereto and are incorporated herein by reference:


Exhibit 99.1 Joint Filing Agreement dated September 25, 2008 among and between the Reporting Persons

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 25, 2008                      By: /s/ David Polonitza
                                              -------------------------------
                                              Name:   David Polonitza

Date: September 25, 2008                      By: /s/ Rebecka Polonitza
                                              -------------------------------
                                              Name:   Rebecka Polonitza

Date: September 25, 2008                      By: /s/ Kirk Anderson
                                              -------------------------------
                                              Name:   Kirk Anderson

Date: September 25, 2008                      By: /s/ Richard Polonitza
                                              -------------------------------
                                              Name:   Richard Polonitza

Date: September 25, 2008                      By: /s/ Greta Polonitza
                                              -------------------------------
                                              Name:   Greta Polonitza

Date: September 25, 2008                      By: /s/ Ramero Roldan
                                              -------------------------------
                                              Name:   Ramero Roldan

Date: September 25, 2008                      By: /s/ Phyllis Anderson
                                              -------------------------------
                                              Name:   Phyllis Anderson


Date: September 25, 2008                      By: /s/ Benjamin Polonitza
                                              -------------------------------
                                              Name:   Benjamin Polonitza